Appendix 3Y Change of Director’s Interest Notice

Exhibit 99.4

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity James Hardie Industries plc
ARBN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jack TRUONG
Date of last notice	19 August 2019

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	Two separate events •21 August 2020 •28 August 2020
No. of securities held prior to change	0
Class	Ordinary shares/CUFS

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

Number acquired
•28,426 ordinary shares/CUFs following vesting of 28,426 Return on Capital Employed Restricted Stock Units (ROCE RSUs) on 21 August 2020.
•82,302 ordinary shares/CUFS following vesting of 82,302 Relative Total Shareholder Returns Restricted Stock Units (Relative TSR RSUs) on 28 August 2020.

Number disposed	12,596 ordinary shares/CUFs sold on 21 August 2020. 36,463 ordinary shares/CUFS sold on 28 August 2020.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation
•Vesting of ROCE RSUs on 21 August 2020 – Nil
•Vesting of Relative TSR RSUs on 28 August 2020 – Nil
•Sale of ordinary shares/CUFS issued pursuant to vesting of ROCE RSUs on 21 August 2020 - A$396,036
•Sale of ordinary shares/CUFS issued pursuant to vesting of Relative TSR RSUs on 28 August 2020 - A$1,141,977

No. of securities held after change	61,669 ordinary shares/CUFS registered in the name of the Director (15,417 are in a holding lock until 21 August 2022)

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Four separate events:
•28,426 ordinary shares/CUFs following vesting of 28,426 ROCE RSUs on 21 August 2020.
•82,302 ordinary shares/CUFS following vesting of 82,302 Relative TSR RSUs on 28 August 2020.
•The on-market sale of ordinary shares/CUFS issued pursuant to vesting of ROCE RSUs and Relative TSR RSUs as follows:
◦12,596 on 21 August 2020
◦36,463 on 28 August 2020
▪    The disposal of ordinary shares/CUFS required to fund US state and Federal withholding tax obligations (which are payable on vesting of RSUs).

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	RSUs are contractual entitlements to be issued ordinary shares/CUFs upon satisfaction of certain conditions
Name of registered holder (if issued securities)	Not applicable
Date of change	Two separate events •21 August 2020 – Vesting and cancellation of RSUs •28 August 2020 – Vesting of RSUs

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
ROCE RSUs
•34,110 ROCE RSUs with a vesting date of 21/08/20
•34,110 ROCE RSUs vesting rateably on 21/08/20, 21/08/21 and 21/08/22
•55,938 ROCE RSUs with a vesting date of 17/08/21
•9,519 ROCE RSUs with a vesting date of 17/08/21
•75,545 ROCE RSUs with a vesting date of 17/08/22

TSR RSUs
•61,726 TSR RSUs with a vesting date of 21/08/20
•61,726 TSR RSUs vesting rateably on 21/08/20, 21/08/21 and 21/08/22
•106,058 TSR RSUs with a vesting date of 17/08/21.
•18,518 TSR RSUs with a vesting date of 17/08/21.
•139,432 TSR RSUs with a vesting date of 17/08/22.

Interest acquired	Not applicable
Interest disposed	•28,426 ROCE RSUs vested on 21 August 2020. •17,054 ROCE RSUs were cancelled on 21 August 2020. •82,302 Relative TSR RSUs vested on 28 August 2020.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid to exercise the RSUs.

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

Interest after change
ROCE RSUs
•22,740 ROCE RSUs vesting rateably on 21/08/21 and 21/08/22
•55,938 ROCE RSUs with a vesting date of 17/08/21
•9,519 ROCE RSUs with a vesting date of 17/08/21
•75,545 ROCE RSUs with a vesting date of 17/08/22

TSR RSUs
•41,150 TSR RSUs vesting rateably on 21/08/21 and 21/08/22
•106,058 TSR RSUs with a vesting date of 17/08/21.
•18,518 TSR RSUs with a vesting date of 17/08/21.
•139,432 TSR RSUs with a vesting date of 17/08/22.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

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